50 3/19/04

[redacted]

04002388

SECURITIES ... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 MAIL PROCESSING WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 65381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beason & Nalley, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Monroe Street
(No. and Street)

Huntsville, AL 35801-4829
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Woeber (256) 704-5310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

3820 I-55 North, Jackson, MS 39236
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Woeber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benson & Nauey, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael J. Woeber
Signature

Financial Officer
Title

Vicky Lanier
Notary Public

MY COMMISSION EXPIRES 5-2-2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEASON & NALLEY, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003
AND PERIOD ENDED DECEMBER 31, 2002

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT

Board of Managers
Beason & Nalley, LLC
Huntsville, Alabama

We have audited the accompanying statements of financial condition of Beason & Nalley, LLC as of December 31, 2003 and 2002 and the related statements of income, changes in members' equity and cash flows for the year ended December 31, 2003 and the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beason & Nalley, LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 24, 2004

BEASON & NALLEY, LLC

Statements of Financial Condition

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 34,258	$ 20,208
Accounts receivable	14,619	12,392
Prepaid expenses	1,000	-
Receivable from affiliate	1,855	-
Equipment, at cost less accumulated depreciation of $1,125 and $74, respectively	4,708	4,366
Deposits	5,000	5,000
Organizational costs less accumulated amortization of $1,038 and $170, respectively	3,411	1,408
Software, at cost less accumulated amortization of $802 and $64, respectively	1,123	1,861
Total assets	$ 65,974	$ 45,235

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Liabilities:		
Accrued expenses	$ -	$ 1,493
Payable to affiliate	-	7,316
Total liabilities	-	8,809
Members' equity	65,974	36,426
Total liabilities and members' equity	$ 65,974	$ 45,235

See accompanying notes to financial statements.

BEASON & NALLEY, LLC

Statements of Income

Year Ended December 31, 2003 and Period Ended December 31, 2002

	2003	2002
Revenue:		
Commissions	$ 60,000	$ -
Consulting fees	25,062	12,392
Referral fees	75,000	-
Total revenue	160,062	12,392
Expenses:		
Administrative	19,157	1,135
Amortization	1,606	234
Consulting	13,695	-
Contract services	88,257	9,229
Continuing education	1,924	-
Depreciation	1,051	74
Entertainment	101	-
Insurance	738	-
Office and miscellaneous	3,455	250
Taxes and licenses	2,433	892
Travel	-	100
Total expenses	132,417	11,914
Net income	$ 27,645	$ 478

See accompanying notes to financial statements.

BEASON & NALLEY, LLC

Statements of Changes in Members' Equity

Year Ended December 31, 2003 and Period Ended December 31, 2002

	2003	2002
Members' equity, beginning of period	$ 36,426	$ -
Capital contributions	1,903	35,948
Net income	27,645	478
Members' equity, end of period	$ 65,974	$ 36,426

See accompanying notes to financial statements.

BEASON & NALLEY, LLC

Statements of Cash Flows

Year Ended December 31, 2003 and Period Ended December 31, 2002

	2003	2002
Cash flows from (used for) operating activities:		
Net income	$ 27,645	$ 478
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation	1,051	74
Amortization	1,606	234
Changes in assets and liabilities during the year:		
(Increase) decrease in accounts receivable	(2,227)	(12,392)
(Increase) decrease in prepaid expenses	(1,000)	-
(Increase) decrease in deposit	-	(5,000)
(Increase) decrease in receivable/payable from affiliate	(9,171)	7,316
Increase (decrease) in accrued expenses	(1,493)	1,493
Cash flows from(used for) operating activities	16,411	(7,797)
Cash flows from (used for) investing activities:		
Purchase of equipment and software	(1,393)	(6,365)
(Increase) decrease in organizational costs	(2,871)	(1,578)
Cash flows from (used for) investing activities	(4,264)	(7,943)
Cash flows from (used for) financing activities:		
Members' contributions	1,903	35,948
Cash flows from financing activities	1,903	35,948
Net increase in cash during year	14,050	20,208
Cash, beginning of year	20,208	-
Cash, end of year	$ 34,258	$ 20,208

See accompanying notes to financial statements.

BEASON & NALLEY, LLC

Notes to Financial Statements
Year Ended December 31, 2003 and Period Ended December 31, 2002

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2003 and the period ended December 31, 2002.

Organizational, nature of business and market concentrations:

The Company filed Articles of Organization as Beason & Nalley Business Brokerage Services, LLC, under the Limited Liability Company Act of the State of Alabama on March 1, 2002. The Company provides finance services to mid-market sized companies in the government contracting industry and others and operates as a licensed securities broker/dealer. The Company filed an amendment to the Articles of Incorporation on January 2, 2003 to change the name from Beason & Nalley Business Brokerage Services, LLC to Beason & Nalley, LLC. The Company is qualified as a registered broker-dealer in Alabama, Louisiana, Mississippi and Tennessee.

Beason & Nalley, PC, a CPA firm, is the majority owner of Beason & Nalley, LLC.

Accounting method:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Revenue:

The Company earns fees and commissions from clients based on various methods usually by written agreements averaging from 2 to 10%.

Equipment and depreciation:

Equipment is stated at cost less accumulated depreciation. For financial reporting purposes, depreciation is provided by the straight-line method over an estimated useful life of five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of equipment, the cost and related accumulated depreciation are removed from the accounts. For income tax purposes, depreciation is provided under statutory accelerated methods.

Income taxes:

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expenses have been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

Note 1 - Summary of significant accounting policies (Continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Regulatory overview:

Under federal law, virtually every broker/dealer in the United States that deals in a securities business with the public is required to be a member of National Association of Securities Dealers, Inc. (NASD). NASD registers securities firms, writes rules to govern their behavior, examines them for compliance and disciplines those that fail to comply. In addition, NASD provides education to industry professionals and investors, and supports firms in their self-compliance activities. An NASD routine examination of Beason & Nalley, LLC was completed on May 16, 2003, noting general compliance with the rules and regulations reviewed.

Note 3 - Net capital requirements:

As a registered broker-dealer, Beason & Nalley, LLC is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2003, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was -0- percent. Its net capital was $53,877, which was $48,877 in excess of its required minimum $5,000 net capital. The minimum net capital requirement of $5,000 is held on deposit with NASD at December 31, 2003 and 2002.

Note 4 – Expense agreement:

Beason & Nalley, LLC entered into an expense agreement with Beason & Nalley, PC on January 1, 2003. Since Beason & Nalley, LLC uses the established resource systems, personnel, and infrastructure of Beason & Nalley, PC, the Company agreed to pay $1,500 per month for overhead support during the first two years of business. This agreement may be terminated with a 30-day notice from either party. In addition, the Company will pay Beason & Nalley, PC for client service time based on the rates of $180 per hour for officers & investment bankers, $120 per hour for junior associates, and $60 per hour for administrative time by registered representatives.

Note 5 – Transactions with related parties:

The Company is obligated from (to) affiliate as follows:

	2003	2002
Benson & Nalley, PC	$ 1,855	$ (7,316)

Beason & Nalley, LLC paid to Beason & Nalley, P.C. $115,428 and $-0- in 2003 and 2002, respectively.

Note 6 – Risks and uncertainties:

The Company is insured for professional liability by a reputable insurance company to the extent deemed necessary by the members.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Members
Beason & Nalley, LLC
Huntsville, Alabama

Our report on our audits of the basic financial statements of Beason & Nalley, LLC for 2003 and 2002 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 24, 2004

Schedule 1

BEASON & NALLEY, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Net capital	
Total members' equity	$ 65,974
Deductions and charges:	
Less non - allowable assets:	
Equipment, net	(4,708)
Software, net	(1,123)
Organizational costs, net	(3,411)
Prepaid expenses	(1,000)
Receivables from affiliate	(1,855)
Net capital	$ 53,877
Aggregate indebtedness	$ -
Computation of basic net capital requirements	
Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 48,877
Ratio of aggregate indebtedness to net capital	-0-%
Debt to debt-equity ratio	-0-%

See accompanying notes to financial statements.

Schedule 2

BEASON & NALLEY, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of net capital per Part IIA of the quarterly December 31, 2003 FOCUS, as originally filed, and the capital computation as reported in Schedule 1 of this report, is as follows:

Net capital per December 31, 2003 FOCUS	$ 40,258
Client receivables	14,619
Prepaid expense	(1,000)
Net capital, December 31, 2003, as adjusted per Schedule 1	$ 53,877

See accompanying notes to financial statements.

BEASON & NALLEY, LLC

Customer Protection Reserve Requirement
December 31, 2003

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

See accompanying notes to financial statements.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Members
Beason & Nalley, LLC
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Beason & Nalley, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank + Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 24, 2004